Exhibit 4(vi)

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our amended and restated articles of incorporation (Articles of Incorporation) and Amended and Restated Bylaws (Bylaws) are summaries, are not intended to be complete and are qualified in their entirety by reference such Articles of Incorporation and Bylaws, copies of which have been filed with the SEC. This description gives effect to the 2019 Reverse Split.

Common Stock

We are authorized to issue up to 30,000,000 shares of common stock, par value $0.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters.

We effected a 1-for-10 reverse split of our common stock and preferred stock on July 11, 2019 (2019 Reverse Split). No fractional shares were issued in connection with the 2019 Reverse Split. If, as a result of the 2019 Reverse Split, a stockholder would otherwise have been entitled to a fractional share, each fractional share was rounded up. The 2019 Reverse Split resulted in a reduction of our outstanding shares of common stock from 51,000,868 to 5,101,580. In addition, it resulted in a reduction of our authorized shares of common stock from 300,000,000 to 30,000,000, and a reduction of our authorized shares of preferred stock from 5,000,000 to 500,000. In connection with the 2019 Reverse Split, proportionate adjustments have been made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock. All references to shares of common stock and per share data for all periods presented in this Annual Report on Form 10-K and the accompanying consolidated financial statements and notes thereto contained have been adjusted to reflect the 2019 Reverse Split on a retroactive basis.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted. The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

Voting Rights

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights.

Economic Rights

Except as otherwise expressly provided in our Articles of Incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We may issue up to 500,000 shares of preferred stock, par value $0.001 per share in one or more classes or series within a class pursuant to our Articles of Incorporation. There are no shares of preferred stock issued and outstanding. Preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Directors’ authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Removal of Directors by Stockholders

Our Bylaws provide that subject to any limitations in our Articles of Incorporation, directors may be removed by a vote not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

Vacancy on Board of Directors

Our bylaws provide that any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors.

Nevada Laws

Sections 78.378 to 78.3793 of the Nevada Revised Statutes (NRS) (Acquisition of Controlling Interest) provide generally that any person or entity that acquires at least one-fifth of all the voting power in the election of directors of a Nevada corporation, which has 200 or more stockholders of record and does business in the State of Nevada, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part.

Section 78.3785 of the NRS provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

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One-fifth or more but less than one-third;
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One-third or more but less than a majority; or
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A majority or more.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Issuer Direct Corporation, 1981 Murray Holladay Rd Suite 100, Salt Lake City, Utah 84117.

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